File Pursuant to Rule 424(b)(3)
Registration No. 333-168971

SUPPLEMENT NO. 13 DATED JANUARY 19, 2012

TO PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 11 (which is cumulative and replaces all prior Supplements), Supplement No. 12 and this Supplement No. 13.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, regulatory proceedings or inquiries, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of December 31, 2011, 138,748,819 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

As of December 31, 2011, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	33,978,453	373,762,983	336,386,684

Total	43,502,263	$473,762,983	$426,386,684

RECENT DEVELOPMENTS

Recent Purchase

On December 30, 2011, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a limited liability company, Sunbelt-FTH, LLC, which owns a hotel that opened on December 15, 2011, located in Tallahassee, Florida. Our indirect wholly-owned subsidiary became the sole member of the limited liability company. The hotel acquired by our indirect wholly-owned subsidiary contains 97 guest rooms. The purchase price for the limited liability company was $9.4 million.

Further information about our recently purchased hotel is provided in other sections below.

Recent Purchase Contract

On January 11, 2012, we caused one of our indirect wholly-owned subsidiaries to enter into an assignment of a purchase contract with Apple Suites Realty Group, Inc. (“ASRG”) for the purchase of all of the ownership interests in a limited liability company, Sunbelt-TNT, LLC, which owns one hotel under construction in Nashville, Tennessee. ASRG is 100% owned by our Chairman and Chief Executive Officer, Glade M. Knight. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the initial deposit previously made by ASRG. This reimbursement payment does not constitute or result in a profit for ASRG.

The hotel is planned to be a TownePlace Suites by Marriott which is expected to contain 101 guest rooms. The purchase price for the limited liability company is $9.8 million. The initial deposit under the purchase contract that was reimbursed to ASRG was $2,500. An additional deposit totaling $2,500 was paid by the Company. A number of required conditions to closing currently remain unsatisfied under the purchase contract. Accordingly, there can be no assurance at this time that a closing will occur under the purchase contract. Upon purchase, the deposit amounts would be credited against the purchase price.

We have no material relationship or affiliation with the prospective seller of the hotel described above, except through the pending purchase contract and any related documents.

Source of Funds and Related Party Payments

Our recent purchase, which resulted in our ownership of one additional hotel, was funded primarily by the proceeds from our ongoing offering of Units. Our offering proceeds have also been used to fund the reimbursement of the initial deposit to ASRG and the additional deposit made by us as required by the purchase contract.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $0.2 million to Apple Suites Realty Group, Inc., representing 2% of the gross purchase price for our recent purchase.

Overview of Owned Hotels

As a result of our recent purchase, we currently own 26 hotels, which are located in the states indicated in the map below:

States in which Our Hotels are Located

ACQUISITIONS AND RELATED MATTERS

Our recently purchased hotel has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

The hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreement and the management agreement are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotel:

Hotel Location	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager
Tallahassee, Florida	Fairfield Inn & Suites	Sunbelt-FTH, L.L.C.	Apple Ten Hospitality Management, Inc.	LBAM Investor Group, L.L.C. (b)

Notes:

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b)	The hotel specified was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the seller or manager, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

SUMMARY OF CONTRACTS FOR OUR RECENTLY PURCHASED PROPERTY

Hotel Lease Agreement

Our recently purchased hotel is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). The lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

The lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for our recently purchased hotel:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
Tallahassee, Florida	Fairfield Inn & Suites	$703,822	December 30, 2011

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreement

Our recently purchased hotel is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotel and the market in which it operates. Our leasing subsidiary may terminate the management agreement if the manager fails to achieve certain performance levels.

Franchise Agreement

The recently purchased hotel is franchised by Marriott International, Inc. or one of its affiliates, and there is a relicensing franchise agreement between the applicable lessee (as specified in a previous section) and Marriott International, Inc. or an affiliate. The relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Ten Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the applicable lessee under the relicensing franchise agreement.

The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED PROPERTY

Our recently purchased hotel offers guest rooms and suites, together with related amenities, that are consistent with its operations. The hotel is located in a developed area and in a competitive market. We believe the hotel is well-positioned to compete in its market based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotel:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)	Purchase Date
Tallahassee, Florida	Fairfield Inn & Suites	97	$9,354,916	$99-149	$8,256,916	December 30, 2011

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A

Hotel Location	Franchise	Avg. Daily Occupancy Rates (%)
		2006	2007	2008	2009	2010
Tallahassee, Florida	Fairfield Inn & Suites	n/a	n/a	n/a	n/a	n/a

PART B

Hotel Location	Franchise	Revenue per Available Room/Suite ($)
		2006	2007	2008	2009	2010
Tallahassee, Florida	Fairfield Inn & Suites	n/a	n/a	n/a	n/a	n/a

Note for Table 2:

(a)

Operating data is presented for the last five years (or since the beginning of hotel operations). There is no data prior to 2011 because the hotel was under construction and did not open until December 2011. See Table 1. General Information above for the date the hotel was acquired.

Table 3. Tax and Related Information

Hotel Location	Franchise	Tax Year		Real Property Tax Rate (a)	Real Property Tax
Tallahassee, Florida	Fairfield Inn & Suites	2011 (b	)	1.9%	12,184 (c	)

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(b)	Represents a calendar year.

(c)	The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.